Exhibit 2.3
DESCRIPTION OF SHARE CAPITAL

The following description of our ordinary shares is only a summary.  We encourage you to read our Constitution, which is included as an exhibit to our Annual Report on Form 20-F.  “Paringa,” “the Company,” “we,” “us,” or “our” refer to Paringa Resources Limited and its consolidated subsidiaries.

General

We are a public company limited by shares registered under the Corporations Act by the Australian Securities and Investments Commission, or ASIC.  Our corporate affairs are principally governed by our Constitution, the Corporations Act and the ASX listing rules, or ASX Listing Rules.  Our ordinary shares trade on the Australian Securities Exchange, or ASX.  Our American Depositary Shares, or ADSs, each representing 50 of our ordinary shares, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “PNRL.”  The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.

The Australian law applicable to our Constitution is not significantly different than a U.S. company’s charter documents except we do not have a limit on our authorized share capital, the concept of par value is not recognized under Australian law.

Subject to restrictions on the issue of securities in our Constitution, the Corporations Act and the ASX Listing Rules of the Australian Securities Exchange and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that our Board of Directors determine.

The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, the common law applicable to Australia, the ASX Listing Rules, the Corporations Act and other applicable law.  A general summary of some of the rights and restrictions attaching to our ordinary shares are summarized below.  Each ordinary shareholder is entitled to receive notice of, and to be present, vote and speak at, general meetings.

Our Constitution

Our Constitution is similar in nature to the bylaws of a U.S. corporation.  It does not provide for or prescribe any specific objectives or purposes of Paringa.  Our Constitution is subject to the terms of the ASX Listing Rules and the Corporations Act.  It may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

Under Australian law, a company has the legal capacity and powers of an individual both within and outside Australia.  The material provisions of our Constitution are summarized below.  This summary is not intended to be complete nor to constitute a definitive statement of the rights and liabilities of our shareholders.  Our Constitution is filed as an exhibit to the annual report on Form 20-F.

Interested Directors

Except where permitted by the Corporations Act, a director may not vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest according to our Constitution.  Such director must not be counted in a quorum, must not vote on the matter and must not be present at the meeting while the matter is being considered.

Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of certain interests and prohibits directors of companies listed on the ASX from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered.  In addition, the Corporations Act and the ASX Listing Rules require shareholder approval of any provision of related party benefits to our directors.

Directors’ Compensation

The fixed sum remuneration for non-executive directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting.  The aggregate, fixed sum for non-executive directors’ remuneration is to be divided among the non-executive directors in such proportion as the Board of Directors agree and in accordance with our Constitution.  Remuneration payable to executive directors, such as the Managing Director, does not form part of the aggregate remuneration pool through which non-executive directors are paid.  Executive directors may be paid remuneration as employees of Paringa.

Pursuant to our Constitution, any director who performs services that in the opinion of our Board of Directors, are outside the scope of the ordinary duties of a director may be paid extra remuneration, which is determined by our Board of Directors.

In addition to other remuneration provided in our Constitution, all of our directors are entitled to be paid by us for reasonable travel accommodation and other expenses incurred by the directors in attending general meetings, Board meetings, committee meetings or otherwise in connection with our business.

In addition, in accordance with our Constitution, a director may be paid a retirement benefit as determined by our Board of Directors, subject to the limits set out in the Corporations Act and the ASX Listing Rules.

Borrowing Powers Exercisable by Directors

Pursuant to our Constitution, the management and control of our business affairs are vested in our Board of Directors.  Subject to the Corporations Act and the ASX Listing Rules, our Board of Directors has the power to raise or borrow money, and charge any of our property or business or any uncalled capital, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

Retirement of Directors

Pursuant to our Constitution, one-third of our directors, other than the managing director, must retire from office at every annual general meeting.  If the number of directors is not a multiple of three, then the number nearest to, but not exceeding, one-third must retire from office.  The directors who retire in this manner are required to be the directors or director longest in office since last being elected.  A director, other than the director who is the managing director, must retire from office at the conclusion of the third annual general meeting after which the director was elected.  Retired directors are eligible for re-election to the Board of Directors.

Rights and Restrictions on Classes of Shares

Subject to the Corporations Act and the ASX Listing Rules, the rights attaching to our ordinary shares are detailed in our Constitution.  Our Constitution provides that any of our ordinary shares may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, or otherwise as our Board of Directors may determine.  Subject to the Corporations Act and the ASX Listing Rules, any rights and restrictions attached to a class of shares, we may issue further shares on such terms and conditions as our Board of Directors resolve.  Currently, our outstanding share capital consists of only one class of ordinary shares.

Dividend Rights

Our Board of Directors may from time to time determine to pay any interim, special or final dividends to shareholders, fix the amount of divided, the record date for determining entitlements to, and for payment of, a dividend and the method of payment of a dividend.

Voting Rights

Under our Constitution, each shareholder has one vote determined by a show of hands at a meeting of the shareholders unless a poll is required under the Constitution or the Corporations Act.  On a poll vote, each shareholder shall have one vote for each fully paid share and a fractional vote for each share that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid to such date on that share.  Shareholders may vote by proxy.  Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent.  Our Constitution does not provide for cumulative voting.

Note that ADS holders may not directly vote at a meeting of the shareholders but may instruct the depositary to vote the number of deposited ordinary shares their ADSs represent.

Right To Share in Our Profits

Subject to the Corporations Act and pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends.  Our Board of Directors may from time to time determine to pay dividends to the shareholders; however, under the Corporations Act, we must not pay a dividend unless:  (a) our assets exceed our liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; (b) the payment of the dividend is fair and reasonable to our shareholders as a whole; and (c) the payment of the dividend does not materially prejudice our ability to pay our creditors.  Unless any share is issued on terms providing to the contrary, all dividends are to be apportioned and paid proportionately to the amounts paid, or credited as paid on the relevant shares.

Rights to Share in the Surplus in the Event of Liquidation

Our Constitution provides for the right of shareholders to participate in a surplus in the event of our liquidation.

No Redemption Provision for Ordinary Shares

There are no redemption provisions in our Constitution in relation to ordinary shares.  Under our Constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are, or may at our option be, liable to be redeemed.

Variation or Cancellation of Share Rights

The rights attached to shares in a class of shares may only be varied or cancelled by a special resolution of Paringa, together with either:

•	a special resolution passed by members holding shares in the class; or

•	the written consent of members with at least 75% of the shares in the class.

Liability for Further Capital Calls

According to our Constitution, the Board of Directors may make any calls from time to time upon shareholders in respect of all monies unpaid or partly-paid shares (if any), subject to the terms upon which any of the partly-paid shares have been issued.  Each shareholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the Board of Directors.  Calls may be made payable by installment.  Failure to pay a call will result in interest becoming payable on the unpaid amount and ultimately, forfeiture of those shares.  As of the date of this annual report on Form 20-F, all of our issued shares are fully paid.

General Meetings of Shareholders

Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent.  General meetings of shareholders may be called by our Board of Directors.  Notice of the proposed meeting of our shareholders is required at least 28 days prior to such meeting under the Corporations Act.  Except as permitted under the Corporations Act, shareholders may not convene a meeting.  Under the Corporations Act, shareholders with at least 5% of the votes that may be cast at a general meeting may call and arrange to hold a general meeting.  The meeting must be called in the same way in which general meetings of the company may be called, including the dispatch of a notice of meeting including the matters to be voted upon.  The shareholders calling the meeting must pay the expenses of calling and holding the meeting.

The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting.  The request must be made in writing, state any resolution to be proposed at the meeting, be signed by the shareholders making the request and be given to the company.  The Board of Directors must call the meeting not more than 21 days after the request is made.  The meeting must be held not later than two months after the request is given.

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our Constitution.  However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975, or the FATA, which generally applies to acquisitions or proposed acquisitions:

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by a foreign person (as defined in the FATA) or associated foreign persons that would result in such persons having an interest in 20% or more of the issued shares of, or control of 20% or more of the voting power in, an Australian company; and

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by non-associated foreign persons that would result in such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest.  If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer may order the divestiture of such person’s shares or interest in shares in the Company.  The Australian Federal Treasurer may order divestiture pursuant to the FATA if he determines that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the Company and that such control is contrary to the national interest.

Ownership Threshold

There are no provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold.  The Corporations Act, however, requires a substantial shareholder to notify us and the Australian Securities Exchange once a 5% interest in our ordinary shares is obtained.  Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its holding of our ordinary shares.  Upon becoming a U.S. public company, our shareholders will also be subject to disclosure requirements under U.S. securities laws.

Issues of Shares and Change in Capital

Subject to our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine.

Subject to the requirements of our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole and does not materially prejudice our ability to pay creditors) or buy back our ordinary shares whether under an equal access buy-back or on a selective basis.

Change of Control

Takeovers of listed Australian public companies, such as Paringa, are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s voting power in Paringa increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

Generally, a person will have a relevant interest in securities if the person:

•	is the holder of the securities;

•	has power to exercise, or control the exercise of, a right to vote attached to the securities; or

•	has the power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct power or control).

If, at a particular time, a person has a relevant interest in issued securities and the person:

•	has entered or enters into an agreement with another person with respect to the securities;

•	has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities; or

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has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities, and the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised, the other person is taken to already have a relevant interest in the securities.

There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%.  In general terms, some of the more significant exceptions include:

•	when the acquisition results from the acceptance of an offer under a formal takeover bid;

•	when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid and the acquisition occurs during the bid period;

•	when shareholders of Paringa approve the takeover by resolution passed at general meeting;

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an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in Paringa of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in Paringa more than three percentage points higher than they had six months before the acquisition;

•	as a result of a rights issue;

•	as a result of dividend reinvestment schemes;

•	as a result of underwriting arrangements;

•	through operation of law;

•	an acquisition that arises through the acquisition of a relevant interest in another listed company;

•	arising from an auction of forfeited shares conducted on market; or

•	arising through a compromise, arrangement, liquidation or buy-back.

Breaches of the takeovers provisions of the Corporations Act are criminal offenses.  ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions, including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities.  There are certain defenses to breaches of the takeover provisions provided in the Corporations Act.

Access to and Inspection of Documents

Inspection of our records is governed by the Corporations Act.  Any member of the public has the right to inspect or obtain copies of our registers on the payment of a prescribed fee.  Shareholders are not required to pay a fee for inspection of our registers or minute books of the meetings of shareholders.  Other corporate records, including minutes of directors’ meetings, financial records and other documents, are not open for inspection by shareholders.  Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs.  Each ADS represents 50 shares (or a right to receive 50 shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Australia, as custodian for the depositary.  The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286.  The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay the depositary:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates US$0.05 (or less) per ADS
US$0.05 (or less) per ADS
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs US$0.05 (or less) per ADS per calendar year
	•	Any cash distribution to ADS holders
	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
	•	Depositary services
Registration or transfer fees	•	Registration of transfers of shares on our share register to or from the name of the depositary or its nominee or the custodian or its nominee when you deposit or withdraw shares
Expenses of the depositary	•	Cable and facsimile transmissions (when expressly provided in the deposit agreement)
	•	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary
Any charges incurred by the depositary, custodian or their agents for servicing the deposited securities	•	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.  The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees.  The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders.  In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account.  The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account.  The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement.  The methodology used to determine exchange rates used in currency conversions is available upon request.

In fiscal 2019, the depositary did not reimburse to us any fees or expenses.